UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44, rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, effective on June 28, 2019, Constellium SE (formerly known as Constellium N.V.) (the “Company”) completed its conversion (the “Conversion”) from a Dutch public limited liability company (Naamloze Vennootschap) to a European company (Societas Europaea). On December 12, 2019, the Company completed the transfer of its corporate seat/registered office and headquarters from Amsterdam, the Netherlands to Paris, France (the “Transfer”).

In accordance with European Council Regulation No. 2157/2001 and Sections 3, 4 and 5 of the Dutch Implementation Act (Uitvoeringswet verordening Europese vennootschap), the Transfer required approval by the Company’s shareholders, which approval was obtained at the extraordinary general meeting of the Company’s shareholders on November 25, 2019. The Transfer further required amendment to the Company’s Articles of Association by means of a deed of amendment.

As of the effectiveness of the Transfer, each outstanding Class A ordinary share of Constellium SE with its corporate seat/registered office and headquarters in Amsterdam, the Netherlands automatically became an ordinary share of Constellium SE with its corporate seat/registered office and headquarters in Paris, France.    The Company’s ordinary shares continue to be listed on the New York Stock Exchange under the symbol “CSTM” and are expected to trade under Constellium SE as a French company, as of December 13, 2019.

Exhibit Index

No.	Description

3.1	Articles of Association of Constellium SE, effective as of December 12, 2019

10.1	Amendment No. 3 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of December 12, 2019

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the

Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

December 12, 2019	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer